RULE 424(b)(3)
                                        REGISTRATION NO. 333-42755


                        PRICING SUPPLEMENT NO. 49
                    TO PROSPECTUS DATED January 9, 1998
                     (As Supplemented January 12, 1998)


                         IBM CREDIT CORPORATION
                           MEDIUM-TERM NOTES
                           (Fixed Rate Note)
           (Due from 9 months to 30 years from date of issue)


Designation:  Fixed Rate               Original Issue Date:
  Medium Term Notes Due                  October 29, 1998
  October 29, 1999


Principal Amount:  $25,000,000         Maturity Date:
                                         October 29, 1999


Issue Price (as a percentage of        Regular Record Dates:
Principal Amount):  99.98%             Fifteenth calendar day,
                                       whether or not a
                                       Business Day, prior to
                                       the corresponding
                                       Interest Payment Date.


Interest Rate: 4.70%                   Interest Payment Dates:
                                       Each April 29th and October 29th
                                       commencing April 29, 1999 and
Redemption Provisions:  None           ending on the Maturity date.


Commission or Discount (as             Denominations: $1,000 and
a percentage of Principal              integral multiples  of $1,000
Amount): 0.02%                         in excess of such amount.


CUSIP:  449 22L 7F7


Form:[X] Book-Entry
     [ ] Certificated

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INTRODUCTION

     This is a Pricing Supplement. It describes the Fixed Rate Notes being issued under the Medium Note Program of IBM Credit Corporation. This document adds to, or 'supplements' the description of the Notes referred to in the accompanying Prospectus Supplement and Prospectus. It does so by providing specific information about the Notes issued in this particular transaction. This Pricing Supplement also amends the Prospectus Supplement and Prospectus to the extent that the description of the Notes in this Pricing Supplement is different from the terms which are set forth in the Prospectus Supplement and Prospectus.


INTEREST

     Interest on the Notes will be calculated based on a year of 360 days consisting of 12 months of 30 days each.

     If any payment of principal or interest is due on a day that is not a Business Day, that payment may be made on the next day which is a Business Day. No additional interest will accrue as a result of the delay in payment. For purposes of this offering, the term "Business Day" means each day on which commercial banks and foreign exchange markets settle payments in The City of New York. We have capitalized a number of terms in this document. If you do not see a definition for those terms in this document, those terms will have the meanings which we have already given to them in the Prospectus Supplement and the Prospectus.


REDEMPTION

     The Notes are not redeemable by the Company.



PLAN OF DISTRIBUTION

     The Notes will be sold to Barclays Capital, Inc. at the Issue Price set forth at the top of this Pricing Supplement. Barclays Capital, Inc., in turn, will resell the Notes to investors at varying prices, which prices may be subject to prevailing market conditions at the time of resale.


Dated:  October 26, 1998

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